Exhibit (a)(15)

DIAMOND RESORTS SUCCESSFULLY COMPLETES ACQUISITION OF

SUNTERRA CORPORATION

LAS VEGAS, NV – April 27, 2007 – Diamond Resorts, LLC today announced that, following the successful completion of its affiliate’s $16.00 per share tender offer for all outstanding shares of Sunterra Corporation (Pink Sheets: SNRR) common stock, its affiliate has successfully completed the acquisition of Sunterra Corporation.

Following the purchase of all shares of common stock of Sunterra Corporation duly tendered and delivered in such tender offer (the “Delivered Shares”) and pursuant to a merger agreement among Sunterra Corporation, Diamond Resorts, LLC and DRS Acquisition Corp., DRS Acquisition Corp., an affiliate of Diamond Resorts, purchased 4,300,000 newly issued shares of common stock (the “Top-Up Shares”) from Sunterra Corporation at a purchase price of $16.00 per share, which aggregate purchase price was paid through the issuance of a promissory note payable by DRS Acquisition Corp. to Sunterra Corporation. Immediately following the purchase of the Delivered Shares and the Top-Up Shares, DRS Acquisition Corp. owned over 90% of the outstanding shares of common stock of Sunterra Corporation.

Promptly following the purchase of such Delivered Shares and Top-Up Shares of Sunterra Corporation, DRS Acquisition Corp. merged with and into Sunterra Corporation pursuant to a short-form merger under which shares of common stock of Sunterra Corporation (other than shares held by Sunterra Corporation, Diamond Resorts Holdings, LLC, DRS Acquisition Corp. or any of their respective subsidiaries) not otherwise purchased in the Offer were cancelled in exchange for a merger consideration of $16.00 per share.

As a result of the merger, Sunterra Corporation will be a wholly owned subsidiary of Diamond Resorts Holdings, LLC. The transaction was financed through capital contributions by Diamond Resorts and its partner in the transaction, Soros Strategic Partners LP, and through borrowings under senior secured credit facilities.

About Diamond Resorts, LLC

Diamond Resorts has over 25 years of experience in the successful development, management, marketing and sales of vacation ownership properties and has been a consistent leader in the vacation ownership industry. Diamond Resorts’ premier properties include Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Diamond Resorts most recently spearheaded the design of Marriott’s Grand Chateau vacation ownership resort. The Diamond Resorts properties include some of the first vacation ownership properties in Las Vegas, such as the Jockey Club and The Carriage House, as well as Kona Reef in Hawaii. For more information, please visit www.diamondresorts.com.

About Soros Strategic Partners LP

Soros Strategic Partners LP (“SSP”) is a private investment vehicle managed by Soros Fund Management LLC. SSP is intended for long duration investments and typically seeks to invest in or acquire world class assets and growth oriented companies in partnership with top-tier management teams.

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Contact:

Carrie Bloom/Shannon Provost, Sard Verbinnen & Co.

(212) 687-8080